

September 23, 2014

Via E-mail
Heather Atkinson
Chief Financial Officer
Bourbon Brothers Holding Corporation
2 N. Cascade Avenue, Suite 1400
Colorado Springs, CO 80903

> **Re: Bourbon Brothers Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 19, 2014**
> **File No. 000-53853**

Dear Ms. Atkinson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Signatures, page 33

1. Please confirm that in future filings you will revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of your board of directors. Refer to General Instructions D(2)(a) to Form 10-K. In this regard, we note that Mr. Mudd and Ms. Atkinson signed the first half of the signature page on behalf of the registrant but none of the aforementioned individuals signed the second half of the signature page in their individual capacities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel